[Letterhead of Hayden Bergman, Professional Corporation]

December 8, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Susan Min

RE:	Digital Music Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1 filed November 7, 2005
File No. 333-128687

Ladies and Gentlemen:

On behalf of Digital Music Group, Inc. (“DMG” or the “Company”), we are responding to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated November 30, 2005 relating to Amendment No. 1 to the registration statement (the “Registration Statement”) on Form S-1 filed by the Company on November 7, 2005. DMG is submitting for filing Amendment No. 2 to the Registration Statement concurrent with the mailing of this response letter to you, five marked copies of which are provided herewith for your reference. All page numbers below refer to the Registration Statement, as amended. Further, for the Staff’s convenience, we have repeated the Staff’s comments below in italic face type before each of our responses.

General

1.	We note you refer to your website in the filing. However, it appears the website is inoperable at this time. Please disclose that the website is not operable and also disclose when you expect it will be operable.

As requested by the Staff, DMG has revised page 2 of the Registration Statement to provide that DMG’s website will be fully operable upon the completion of the offering.

Summary, page 1

2.	We note your response to comment 9 and the studies you referred to. If the study is not available except for a de minimis amount, you should not be including the information in the filing. In addition, please tell us if you paid a fee to have any of the studies conducted.

As requested by the Staff, DMG has revised its disclosure throughout the Registration Statement that refers to studies to reference only the following studies and releases supplementally provided to the Staff with its letter dated November 4, 2005 or enclosed with this letter, all of which are publicly available:

•	Press release entitled “IFPI Digital Music Report 2005: facts and figures” from the International Federation of the Phonographic Industry;

•	Press release entitled “Digital sales triple to 6% of industry retail revenues as global music market falls 1.9%” from the International Federation of the Phonographic Industry;

Hayden Bergman, Professional Corporation

December 8, 2005

•	Statistics for 2004 Year End and 2005 Mid-Year from the Recording Industry Association of America;

•	Apple Computer, Inc. Annual Report on Form 10-K for the fiscal year ended September 24, 2005 as filed with the Securities and Exchange Commission on December 1, 2005;

•	Press Release dated October 11, 2005 entitled “Apple Reports Fourth Quarter Results”;

•	Press Release entitled “IDC Forecast and Analysis Finds MP3 All Over The Place”; and

•	Press release entitled “Global music retail sales, including digital, flat in 2004” from the International Federation of the Phonographic Industry.

The above studies and releases are available without payment of a fee. DMG further advises the Staff that it did not pay a fee to have any study or release referred to in the Registration Statement conducted.

Risk Factors, page 4

3.	Please evaluate each of your subheadings and the text in your risk factor section relating to this offering. Please ensure that your risk factors clearly and specifically state the material risk to investors. For instance, please disclose how your officers and directors and their affiliates will exercise significant control over you and how that will impact the company.

As requested by the Staff, DMG has revised the risk factor subheading related to the control of its officers and directors and their affiliates on page 9 of the Registration Statement to clarify that the control such persons or entities will exercise over the company after the initial public offering is voting control as stockholders of the Company. Such voting control will be more fully reflected in the risk factor discussion once DMG completes the blanks setting forth the percentage interest of the Company’s common stock that such officers and directors will beneficially hold following the completion of the offering.

As requested by the Staff, DMG has further revised certain subheadings and the text in its risk factor section of the Registration Statement and believes that the risk factor disclosure in Amendment No. 2 to the Registration Statement now clearly and specifically states the material risks to investors.

4.	We note prior comment 19. The risk associated with the concentration of your accounts receivables balance with a few customers is a separate and distinct risk from the risk associated with your substantial dependence on a few customers. Please revise your risk factors accordingly. In this regard, please note that you should include information with respect to the last completed fiscal year as well with respect to the current interim periods.

As requested by the Staff, DMG has revised page 6 of the Registration Statement to create separate risk factors relating to its substantial dependence on a few customers and with respect to the concentration of its accounts receivable. In addition, DMG has revised the disclosure regarding substantial dependence on a few customers to include information with respect to the last completed fiscal year as well as with respect to the current interim period.

Hayden Bergman, Professional Corporation

December 8, 2005

Use of Proceeds, page 13

5.	Rather than referring to the remainder of the offering proceeds, please disclose the dollar amount of the proceeds to be used for general corporate purposes.

As requested by the Staff, DMG has revised pages 3 and 13 of the Registration Statement to disclose the dollar amount of the proceeds to be used for general corporate proceeds.

Acquisition Costs for Digital Music Rights, page 22

6.	We note your response to the prior comment number 29 from our letter dated October 28, 2005. You did not disclose your responses to our prior comment number 29(b), 29(c) and 29(d) as part of your critical accounting policies and estimates disclosure. We are reissuing our prior comment number 28(c).

As requested by the Staff, DMG has revised “Acquisition Costs for Digital Music Rights” on page 20 of the Registration Statement to include disclosure containing the information included in comments 29(b), 29(c) and 29(d) of our letter to the Staff dated November 4, 2005.

Further, as requested by the Staff, DMG has reviewed its critical accounting policies and estimates for potential “sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect” in response to prior comment number 28(c) and revised page 20 of the Registration Statement to provide a sensitivity analysis of the amortization policy adopted by DMG. In addition, DMG added an additional critical accounting policy for disclosure in this section entitled “Share-Based Compensation” on pages 20 and 21 of the Registration Statement.

Content Acquisition and Revenue, page 32

7.	We note prior comment 38. It does not appear that you have included information with respect to all licenses held. Please revise or advise.

DMG respectfully advises the Staff that the Company has described the importance, duration and effect on its business of licenses to music recordings under the headings “Business – Content Acquisition” and “Business – Our Content” and the added section entitled “Business – Agreements with Online Music Stores and Content Owners” on pages 32 through 37 of the Registration Statement, and elsewhere in the Registration Statement. These licenses constitute all licenses that are material to an understanding of the Company’s business taken as a whole in accordance with Item 101(c)(1) of Regulation S-K.

Executive Compensation, page 40

8.	Please clarify if the executive officers are receiving compensation based on all the related entities or just Digital Music Group, Inc.

DMG respectfully advises the Staff that certain executive officers of the Company, Mitchell Koulouris, Peter Koulouris, Anders Brown and Richard Rees, are also currently officers of DMI

Hayden Bergman, Professional Corporation

December 8, 2005

and Rio Bravo, respectively, and currently only receive salaries from such other entities. DMG has not paid any salaries to any officer or employee and will only do so upon the completion of the acquisitions concurrently with the completion of the offering. Following such time, the executive officers of DMG will be employees of, and receive a salary from, DMG only and not from any of the other referenced entities. The present terms of such employment with DMG are described in the sections entitled “Executive Compensation” and “Employment Agreements and Change in Control Agreements” on pages 42 and 43 of the Registration Statement. DMG respectfully advises the Staff that the above compensation details were described with more specificity in Amendment No. 1 of the Registration Statement in response to the Staff’s prior comment to clarify how the executive officers of DMG will be compensated prior to and after the closing of the offering, and have been revised the disclosure in Amendment No. 2 to be more clear.

Underwriting, page 66

9.	It appear[s] there is an inconsistency between response 46 and 47. Please clarify whether the prospectus will be available on the internet.

DMG respectfully advises the Staff that the responses to comments 46 and 47 in its letter to the Company dated October 28, 2005 are inconsistent. The response to comment 46 is correct. The response to comment 47 should be modified to read as follows:

DMG respectfully advises the Staff that it has been informed by I-Bankers Securities, Inc. that it has an arrangement with Bigdough pursuant to which potential investors will be able to access DMG’s prospectus on the Internet, but I-Bankers Securities, Inc. will not make an online distribution of shares of common stock of DMG. In the event that a potential investor who has accessed DMG’s prospectus through the Bigdough website has an interest in purchasing shares of common stock of DMG, a registered representative of I-Bankers Securities, Inc. will either contact the potential investor telephonically or meet with the potential investor in person. Assuming the potential investor is suitable, the potential investor may purchase shares of common stock of DMG through I-Bankers Securities, Inc. only using traditional ordering and confirmation methods.

However, it is possible that an electronic prospectus may be posted by any member of the underwriting syndicate. I-Bankers Securities, Inc., the lead manager, has advised DMG that none of the agreements it has with the other underwriters contractually limits the ability of those underwriters to make such a posting. I-Bankers Securities, Inc. also has advised the Company that it does not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the Registration Statement is declared effective.

DMG has been advised by I-Bankers Securities, Inc. that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the Registration Statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, I-Bankers Securities, Inc. knows

Hayden Bergman, Professional Corporation

December 8, 2005

only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, I-Bankers Securities, Inc. does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the Registration Statement.

To address the Staff’s concerns, I-Bankers Securities, Inc. will include in a communication to the syndicate the following:

“The Securities and Exchange Commission has asked us to inform you that you may not make an online distribution of shares of Digital Music Group, Inc.’s common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission.”

Given the responsibility of each broker/dealer to comply with all applicable Securities and Exchange Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by I-Bankers Securities, Inc. that syndicate members will so comply, there would not appear to be a regulatory need to make I-Bankers Securities, Inc. responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate to do so with respect to online distribution activities.

DMG supplementally advises the Staff that neither the Company nor any of the underwriters have any arrangements with a third-party to host or provide access the preliminary prospectus on the Internet.

Notes to the Financial Statements, page F-19

10.	We note your response to the prior comment number 56 from our letter dated October 28, 2005. Please describe the nature of services performed by your executives in exchange for the shares. Additionally, please estimate and tell us the value of services received from your executives. Since the fair value of the shares issued to your executives is not readily available, it appears the estimated value of services performed and cash consideration received may be a better indicator of the restricted shares’ fair value. Please tell us whether any consideration was given to this alternative method of determining fair value.

DMG respectfully advises the Staff that the shares of restricted stock issued to certain of DMG’s executives described in note 4 to DMG’s financial statements on page F-19 of the Registration Statement were issued to each executive for cash consideration of $16.00 and for services valued at $1,948.00, for a combined total of $6,000.00.

The services the three executives, who are experienced in the music industry, performed included participating in preliminary discussions regarding organizational matters with respect to a proposed offering, meetings with potential underwriters and discussions related to identifying the optimum business strategy to be adopted by DMG. These discussions were held over a period of less than one month, and the total amount of time devoted to these discussions by the three executives was not significant.

Hayden Bergman, Professional Corporation

December 8, 2005

The Board of Directors of DMG considered the value of the services rendered by the executives in determining the fair value of the shares, in combination with the factors described in the response to comment number 56 in our letter to the Staff dated November 4, 2005, which we will not repeat here. Because of these combined factors, and the fact that DMG had not completed any financing transaction with a third party and had no active market for its shares, the Board determined that the shares were issued for fair value, which reflected the value of the consideration received.

As stated in our letter to the Staff dated November 4, 2005, DMG believes that the fair value at the date of issuance of the restricted shares, as determined by its Board of Directors and as stated in the financial statements, is reasonable. DMG further believes that this conclusion is valid when assessing both the value of the consideration paid (restricted shares) and the consideration received (cash and services).

Note to the Financial Statements, page F-34

Stock Options, page F-34

11.	We note that the weighted average fair value of the options granted during the period from February 25, 2004 (inception) to December 31, 2004 and during the nine months ended September 30, 2005 was $.02. Please tell us the underlying stock price used as an assumption in your option pricing model. Additionally, tell us the underlying stock price used for determining the fair value of the 25,000 warrants issued to your law firm in August 2005.

DMG respectfully advises the Staff that all of the options and warrants referenced in the Registration Statement were issued by DMI, not by the Registrant, DMG. Because these options and warrants will not be assumed by DMG in connection with the acquisition of DMI, they will terminate prior to the completion of the acquisition if not previously exercised.

Depending on the offering price to the public, and assuming the holders of DMI Series A Preferred Stock convert their shares of Series A Preferred Stock into DMI Common Stock prior to the offering, each share of DMI common stock, including the Series A Preferred Stock following conversion, will be exchanged for approximately 0.068 shares of DMG common stock, and each share of DMI Series B Preferred Stock will be exchange for approximately 0.0873 shares of DMG common stock, upon completion of the acquisition by DMG concurrent with the completion of the offering. The final exchange ratios could change slightly based on the actual offering price to the public of the shares of DMG in the offering. Thus, the prices per share of DMI common stock and DMI Series A Preferred Stock referred to below would need to be multiplied by approximately 14.7 and the price per share of DMI Series B Preferred Stock would need to be multiplied by approximately 11.5 to make any comparison to the estimated price of DMG shares in the offering.

The underlying price of DMI common stock used as an assumption in DMI’s option pricing model as discussed on page F-34 of the Registration Statement was equal, in all instances, to the fair value of such DMI common stock at the time of grant, as determined by the Board of Directors of DMI.

During the nine months ended September 30, 2005, DMI issued options to purchase an aggregate of 899,425 shares of DMI common stock, all at an exercise price of $.025 per share. DMI also issued warrants to purchase 25,000 shares of its common stock to its law firm at an exercise price

Hayden Bergman, Professional Corporation

December 8, 2005

of $.025 per share. This was equal, in each instance, to the fair value of a share of DMI common stock at such time, as determined by the Board of Directors of DMI. Factors considered by the Board of Directors of DMI in determining the fair value of its common stock during this period included:

•	the financial condition, business outlook, net operating losses and negative cash flow experienced since inception in 2004, status of business development efforts and business risks and opportunities of DMI as of the respective dates of determination;

•	the Series A Preferred Stock financing of DMI, the initial closing of which occurred in September 2004, in which DMI sold shares of its Series A Preferred Stock at a price per share of $0.1964798, which price was determined through arms-length negotiations with third-party investors; and

•	that upon a liquidation or sale of DMI that the holders of the Series A Preferred Stock would receive substantial preferential distributions prior to any distribution to holders of DMI common stock.

Representatives of DMG and DMI first met in August 2005. All of the foregoing 899,425 options discussed above were granted prior to the commencement of negotiations with DMG with respect to the proposed acquisition.

During October and November 2005, DMI issued options to purchase an aggregate of 195,000 shares of DMI common stock to an advisory board member (50,000 options) and non-executive employees and consultants (145,000 options), all at an exercise price of $.21 per share. This was equal, in each instance, to the fair value of a share of DMI common stock at such time, as determined by the Board of Directors of DMI. In addition to those factors previously relied upon, as relevant, the Board of Directors of DMI considered the following in determining the fair value of its common stock during this period:

•	the financial condition, business outlook, net operating losses and negative cash flow experienced since inception in 2004, status of business development efforts and business risks and opportunities of DMI as of the respective dates of determination;

•	the Series B Preferred Stock financing of DMI, the initial closing of which occurred in September 2005, in which DMI sold shares of its Series B Preferred Stock financing at a price per share of $0.262, which price was determined through arms-length negotiations with third-party investors;

•	that upon a liquidation or sale of DMI that the holders of the Series A Preferred Stock and Series B Preferred Stock would receive preferential distributions in the aggregate amount of approximately $4.1 million of any cash or other proceeds prior to any distribution to holders of DMI common stock;

•	the Agreement and Plan of Reorganization entered into by DMI and DMG in September 2005; and

•	the likelihood of the satisfaction of all the closing conditions to the acquisition by DMG, including the closing of this offering and an agreed upon minimum price to the public in this offering for DMG shares of common stock.

Hayden Bergman, Professional Corporation

December 8, 2005

Exhibit

12.	To the extent feasible, please file all of your exhibits with the next amendment, including the opinions.

DMG is filing, together with its Amendment No. 2 to the Registration Statement, Exhibit 10.2 (Digital Music Group, Inc. 2005 Stock Plan) that was not previously filed. In addition, DMG is filing the three following revised exhibits for the reasons noted:

•	Exhibit 2.1 (Agreement and Plan of Reorganization) to include the Amendment Agreement entered into by the parties to such agreement following original filing date;

•	Exhibit 3.2 (Proposed Amended and Restated Certificate of Incorporation) to reflect the increase in authorized shares of common stock; and

•	Exhibit 10.4 (Office Lease) to reflect the new lease entered into by Digital Musicworks International, Inc. following the original filing date.

Other than Exhibit 1.1 (Form of Underwriting Agreement), which is in the process of being negotiated and which will be filed by amendment as soon as it is available, DMG believes it has filed all exhibits to the Registration Statement that it will be filing. DMG further respectfully advises the Staff that a signed copy of the legal opinion will be provided in a subsequent amendment, prior to requesting effectiveness of the Registration Statement.

* * * * *

Any questions or comments regarding the registration statement should be directed to the undersigned at (415) 692-3311.

Sincerely,

HAYDEN BERGMAN Professional Corporation

/s/ KEVIN K. ROONEY

Kevin K. Rooney

Enclosures

cc:	Tangela Richter, Securities and Exchange Commission
Yong Choi, Securities and Exchange Commission
April Sifford, Securities and Exchange Commission
Mitchell Koulouris, Digital Music Group, Inc.
Clifford Haigler, Digital Music Group, Inc.
Phillip Kushner, Greenberg Traurig, LLP